Pursuant to Rule 425 under the Securities Act of 1933

                   and deemed filed pursuant to Rule 14a-12

                    of the Securities Exchange Act of 1934

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PaineWebber and UBS


Combining two premier firms serving

private and institutional clients

globally


July 12, 2000

-----------------------------------------------------------------------------

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of UBS and PaineWebber and, assuming the consummation of the merger, a combined UBS and PaineWebber, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in UBS's 1999 Annual Report on Form 20-F and PaineWebber's 1999 Annual Report on Form 10-K, as well as the failure of the UBS or PaineWebber stockholders to approve the transaction; the risk that the UBS and PaineWebber businesses will not be successfully integrated; the costs related to the transaction; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC").



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                                   [Slide 1]

Contents
------------------------------------------------------------------------------

The vision                    Donald Marron                                3

Trasaction Summary            Marcel Ospel                                 9

UBS                           Marcel Ospel                                12

PaineWebber                   Joseph Grano                                19

Strategic Rationale

  Private Clients             Joesph Grano                                30

  Institutional Clients       Markus Granziol                             32

Financials                    Luqman Arnold                               37

Share Vision                  Marcel Ospel/Donald Marron                  46


Appendix



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                                   [Slide 2]

The Vision
------------------------------------------------------------------------------

Donald Marron
Chairman and Chief Executive Officer, Paine Webber Group Inc.
Chairman Designate, UBS North America





[GRAPHICS OMITTED]                                            [GRAPHIC OMITTED]


                                   [Slide 3]

PaineWebber 2Q flash results(1)
------------------------------------------------------------------------------


o    Net revenues                                      $1,411 million


o    Pre-tax income(2)                                 $242 million


o    Diluted EPS                                       $0.95 per share


o    Return on common equity                           18.9%


Notes:
1 Excludes J.C. Bradford merger related costs
2 Income before taxes and minority interest




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                                   [Slide 4]

The vision
------------------------------------------------------------------------------


o    Said 1990s was "Decade of the individual investor"

     --  This decade: the "Decade of the Global Individual"

         --  Two perspectives:
               1) US trends replicated around the world
               2) Increased cross-border investing


o    Partnering with the world's largest private bank

o Broader array of products and services for gathering assets of affluent clients

     --  Global capabilities: research, trading, banking and FX

     --  Financial strength and capital for new products

     --  Banking and lending services

     --  Structured products

     --  Specialized high net-worth products


Seamless transition for clients and employees




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                                  [Slide 5]

PaineWebber business overview
------------------------------------------------------------------------------

 o   Most affluent client base among US brokers

     --  Average account size 40% higher than closest competitors(1)

o    1999 financial highlights

     --  $5.3 billion in net revenues (76% from private clients)

     --  $1.0 billion in pretax income (95% derived from US operations)

o    Fourth largest private client group in the US

     --  8,554 financial advisors in 385 offices

     --  $484 billion in client assets entrusted to the firm

     --  $189 billion in fee based assets

     --  $73 billion in proprietary assets under management

o    Institutional operations

     --  Significant position in US institutional and corporate arena

Note:
1 Source:  Goldma Sachs Research



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                                   [Slide 6]

A growth firm in a growth industry
------------------------------------------------------------------------------

     A $33 trillian investment marketplace  (Bar Charts)



                       [Graphic Omitted, See PDF file]




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                                   [Slide 7]

A powerful strategic fit
------------------------------------------------------------------------------


o    The premier global institution serving private clients


o    Leading institutional client franchise


o Excellent blend of content and distribution and mutually enhancing businesses


o Shared business philosophy: commitment to clients' interests and personal service


o    Growth and high quality earnings

     --  Top line revenue growth

     --  Quality fee-based revenue stream

     --  Strong asset growth



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                                   [Slide 8]

Transaction summary
------------------------------------------------------------------------------

Marcel Ospel
Chief Executive Officer, UBS AG


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                                   [Slide 9]

The transaction
------------------------------------------------------------------------------


o    Merger of PaineWebber and UBS


o    US$73.50 per share; total consideration US$10.8 billion(1)


o    50% cash, 50% shares


o Premium of 47% over PaineWebber's closing price of $49.9375 on July 10, 2000


o    2000E fully diluted P/E multiple of 18.1x(2)


o    Cash EPS accretive in 2001 and growing thereafter


o Recommended unanimously by the Board of PaineWebber and with the committed support of its two largest shareholders, General Electric and Yasuda Mutual Life



Notes:

1 Excluding potential consideration for vested options that may be exercised and employee incentive payments
2    IBES ocnsensus estimates of $4.07 share




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                                  [Slide 10]

Transaction timetable
------------------------------------------------------------------------------



o    Recommended by PaineWebber Board of Directors


o    PaineWebber shareholders vote to approve transaction


o    UBS shareholders vote to approve issue of new shares


o    Deal expected to close 4Q 2000



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                                  [Slide 11]

UBS
------------------------------------------------------------------------------

Marcel Ospel
Chief Executive Officer, UBS AG




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                                  [Slide 12]

Second quarter flash results
------------------------------------------------------------------------------

UBS will provide full 2Q financial results on August 22, 2000 as scheduled. Following are preliminary 2Q results to provide transparency to investors in light of this transaction.


                          2Q00      1Q00      2Q00/1Q00    2Q99    2Q00/2Q99

CHF million
------------------------------------------------------------------------------
Adj. Group Post Tax
Profit                    2163      2216         -2%        926      134%
------------------------------------------------------------------------------

Notes:

1 2Q00 adjusted for additional US Global Settlement provision of CHF150 million pre-tax
2 2Q99 adjusted for divestments of Swiss Life stake and international Global Trade Finance totalling CHF1690 million pre-tax


o    The best first half ever-results up 82% at the bottom line

o    Second quarter very nearly as strong as the record first quarter

o Preliminary indications are that net new money and asset growth are disappointing


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                                  [Slide 13]

Segmental analysis
------------------------------------------------------------------------------
CHF million                      2Q00     1Q00    2Q00/1Q00    2Q99   2Q00/2Q99

Business Unit Pre Tax Profits
===============================================================================
UBS Switzerland                  1415     1587        -11%     1063      33%
  Private & Corporate Clients     521      492          6%      296      76%
  Private Banking                 894     1095        -18%      767      17%

UBS Warburg                      1175     1319        -11%      438     168%
  Corporate & Institutional      1362     1445         -6%      506     169%
  Private Equity (UBS Capital)    -39      114                    9
  Private Clients                 -60     -177                  -77
  e-services                      -88      -63                    0

UBS Asset Management              103      109         -6%       92      12%
  Institutional AM                 62       79        -22%       82     -24%
  Funds/GAM                        41       30         37%       10     310%

Corporate Center                  125     -107                 -276
===============================================================================

Notes:

1 2Q00 adjusted for additional US Global Settlement provision of CHF150 million pre-tax

2 2Q99 adjusted for divestments of Swiss Life stake and international Global Trade Finance totalling CHF1690 million pre-tax

o    Sustained strong performance in Private & Corporate Clients unit

o    Private Banking down 18% on 1Q00 through lower activity levels

o    Corporate and Institutional Clients almost matched 1Q00

o    Significant improvement in credit loss expense



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                                  [Slide 14]

Strategic vision
------------------------------------------------------------------------------

UBS has been looking to leverage its broad range of content

                            [GRAPHIC OMITTED]

                         [ab & 3rd party content]


PaineWebber brings new affluent client franchises in the US


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                                  [Slide 15]

Leading client base in all major wealth centers
------------------------------------------------------------------------------


Proforma UBS                                 Proforma UBS and PaineWebber
assets by client domicile(1)                 assets by client domicile(1)

[GRAPHIC OMITTED]                                 [GRAPHIC OMITTED]



Source: UBS Group analysis

Note:
1    High Net Worth and Affluent Clients only



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                                  [Slide 16]

UBS facts
------------------------------------------------------------------------------

o    Global, integrated investment services firm offering

     -- the full range of wealth management, asset management, investment banking and securities services

     --   to the full spectrum of clients


The world's largest private bank

o Top ten financial services firm by market capitalization-- $62 billion dollars


o    Strong credit ratings

       S&P           AA+

       Moody's       Aa1

       Fitch/IBCA    AAA


o    Total client assets of US$1 trillion


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                                  [Slide 17]

The world's largest private bank
------------------------------------------------------------------------------

         [GRAPHIC OMITTED]
               (Bar Chart Client assets (US))


*    Includes loans and deposits

**   International private clients only


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                                  [Slide 18]

PaineWebber
------------------------------------------------------------------------------


Joseph Grano

President, PaineWebber Incorporated

CEO Designate, UBS Warburg Private Clients Worldwide








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                                  [Slide 19]

PaineWebber organization
------------------------------------------------------------------------------

                               PaineWebber Group

Private Client        Clearing           Asset               Capital
                      Services           Management          Markets

o Strong              o Execution and    o Mitchell          o Consistently
  distribution          clearing           Hutchins Asset      top 10 US
  capabilities          services to        Management and      equity research
  -- over 8,500         correspondent      DSI                 ranking
     financial          broker-dealers     International
     advisors                              Management        o Significant
  -- over 380                                                  equities
     offices          o Stock lending    o Third-party AuM     and fixed income
                        products           of                  income
                                           US$73 billion       franchises
o $484 billion in
  client assets                                              o Leader in
                                                               mortgage-backed
                                                               and asset-
                                                               backed
                                                               securities


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                                  [Slide 20]

PaineWebber business overview
------------------------------------------------------------------------------
o    Most affluent client base among US brokers
     -- Average account size 40% higher than closest competitors(1)

o    1999 financial highlights
     -- $5.3 billion in net revenues (76% from private clients)
     -- $1.0 billion in pretax income (95% derived from US operations)

o    Fourth largest private client group in the US

     -- 8,554 financial advisors in 385 offices

     -- $484 billion in client assets entrusted to the firm

     -- $189 billion in fee based assets

     -- $73 billion in proprietary assets under management

o    Institutional operations
     -- Significant position in US institutional and corporate arena

Note:
1 Source: Goldman Sachs Research


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                                  [Slide 21]

A growth firm in a growth industry
------------------------------------------------------------------------------
A $33 trillion investment marketplace


US Household                                  PaineWebber
financial assets ($ trillion)                 client assets ($ billion)

                       [GRAPHIC OMITTED, SEE PDF FILE]




Source:  Federal Reserve


o    A growing share of a growing market

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                                  [Slide 22]

Distinctive focus
------------------------------------------------------------------------------
Focused exclusively on the affluent


1999 investable assets                       20003 investable assets
($19.2 trillion)                             ($31.6 trillion)


                       [GRAPHIC OMITTED, SEE PDF FILE]



Source:  Federal Reserve

Core      7% of households                Core      11% of households
        =                                         =
Affluent  65% of investable assets        Affluent  78% of investable assets


Note: Core Affluent defined as households wiht $5000,000+ in investable assets


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                                  [Slide 23]

Financial advisor to the affluent
------------------------------------------------------------------------------

[GRAPHIC OMITTED, SEE PDF FILE]

(Bar Graph)


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                                  [Slide 24]

Accelerating asset growth
------------------------------------------------------------------------------


[GRAPHIC OMITTED, SEE PDF FILE]

(Bar Graph)


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                                  [Slide 25]

PaineWebber--Leading e-services innovator
------------------------------------------------------------------------------

Actual personalization versus mass customization


First firm to provide:

o Summary of all accounts in household on homepage (affluent households have multiple accounts)


o    FA influence in client online experience


o    Online managed account performance reporting


o Time-weighted performance reporting across all household accounts or selected portfolios

PaineWebber's e-services enable financial advisor to materially influence client online experience--content, collaboration, functionality.


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                                  [Slide 26]

Highly rated internet asset gathering portal
------------------------------------------------------------------------------
PaineWebber EDGE: leading internet portal

[GRAPHIC OMITTED, SEE PDF FILE]


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                                  [Slide 27]

Highly productive private client advisors
------------------------------------------------------------------------------


                                                    5-Year
                                                      CAGR
===========================================================
PaineWebber                                           8.7%

Smith Barney                                          8.3%

AG Edwards                                            7.0%

Merrill Lynch                                         5.3%

Prudential                                            3.4%

Morgan Stanley DW                                     2.5%

===========================================================


o    #1 in productivity growth per financial advisor over the last five years

o    #3 in productivity per financial advisor

Source:  Securities Industry Association


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                                  [Slide 28]

Strong momentum
------------------------------------------------------------------------------
Key financial results(1)

[GRAPHIC OMITTED, SEE PDF FILE]

(Bar Graph)



Note:
1 Excludes one-time charges
2 Before taxes and minority interest


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                                  [Slide 29]

Strategic rationale
------------------------------------------------------------------------------

Private clients

Joseph Grano
President, PaineWebber Incorporated
CEO Designate, UBS Warburg Private Clients Worldwide


Institutional clients

Markus Granziol
Chairman and Chief Executive Officer, UBS Warburg


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 30]

Premium content for private clients
------------------------------------------------------------------------------


o    Leading global research platform

     -- UBS #3 in Europe, #3 in Asia and #4 globally(1)

     -- PaineWebber #8 overall in the US(1)

     -- Over 600 equity analysts, covering over 4000 companies

     -- Was 65% coverage of S&P 500, now 90% coverage

     -- Was 60% coverage of NASDAQ 100, now 80% coverage


o    Leading edge wealth management techniques

o    Expertise in the use of technology to enhance relationships

o    Access to new issues globally

o Access to private equity, structured product solutions and alternative investments

o    Wider asset management choice--"best of breed"


Note:

1    Institutional Investor Analyst Rankings



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                                  [Slide 31]

Strategic rationale
------------------------------------------------------------------------------

Private clients

Joseph Grano
President, PaineWebber Incorporated
CEO Designate, UBS Warburg Private Clients Worldwide


Institutional clients

Markus Granziol
Chairman and Chief Executive Officer, UBS Warburg



[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 32]

Enhanced service for institutional clients
------------------------------------------------------------------------------

o    Powerful US equity distribution franchise
     -- will stimulate growth of investment banking business
     -- strong "calling card"

o    Significant US institutional equities and fixed income franchises

     -- quality fixed income research merged with a broader
        fixed income product range
     -- structured products and derivatives

o    Leading global research platform
     -- UBS #3 in Europe, #3 in Asia and #4 globally
     -- PaineWebber #8 overall in the US
     -- Over 600 equity analysts, covering over 4000 companies
     -- Was 65% coverage of S&P 500, now 90% coverage
     -- Was 60% coverage of NASDAQ 100, now 80% coverage

o    Access to new issues globally

o    Access to additional capital for client facilitation


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                                  [Slide 33]

Combining leading e-services innovators
------------------------------------------------------------------------------
UBS, as one of the leaders in Europe for developing client-serving technology...

Servicing the client through the Internet

o    Investment Banking Online

o    Ranked #1 in Switzerland and #5 in Europe by BlueSky

o    European e-services initiative

Understanding and responding to the needs of the New Economy

o    Ranked #2 for understanding the "New Economy"(1)

#3 for Best Web Site(1)

Note:
1    Primark Extel survey


             ... and PaineWebber, a proven leading-edge IT player


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                                  [Slide 34]

PaineWebber contributes global scale...
------------------------------------------------------------------------------

                                  UBS Warburg

                                        "Individual clients"

                    Corporate &              PaineWebber
                    Instituional             Private Clients

                    UBS Capital              UBS Warburg

                                             e-services

                                             Mitchell Hutchins
[] UBS                                       Assets Management

[] PaineWebber                               Clearing Services


[GRAPHICS OMITTED]                                [GRAPHIC OMITTED]


                                  [Slide 35]

PaineWebber brand and management
------------------------------------------------------------------------------

PaineWebber is a powerful and complementary brand name with "household name" recognition across the US

     --   PaineWebber brand will be retained for private clients in North
          America

o    All other brands will be unaffected

o Full existing PaineWebber management committee has agreed to continue in their leadership positions

o    PaineWebber Management Committee

     --   Joseph Grano, President

     --   Mark Sutton, Private Clients

     --   Regina Dolan, Chief Administrative Officer

     --   Margo Alexander, Mitchell Hutchins

     --   Steven Baum, Capital Markets

     --   Robert Silver, IT/Ops


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 36]

Financials
------------------------------------------------------------------------------
Luqman Arnold
Chief Financial Officer, UBS AG



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                                  [Slide 37]

 Strategic and financial transparency
------------------------------------------

o    UBS listed its global registered shares on the NYSE in May 2000

o    Ticker symbol: UBS

o    Primary objective to use shares for tax-free mergers in the US

o    Explicit as to how we would look at strategic opportunities
     --   Strategically obvious
     --   Cultural fit
     --   Meet financial tests

o    Financial tests
     --   Cash EPS
     --   Cash return on investment > WACC
     --   Cash return on invested equity > cost of equity

o Returns on this transaction are attractive. The cultural fit is strong and the strategic logic is powerful


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                                  [Slide 38]

Financial details
------------------------------------------------------------------------------

Deal structure                  50% cash, 50% global registered shares
                                (tax-free offer)

Offer price per share           US$73.50

Exchange ratio                  1 PaineWebber share = 0.4954 UBS share =
                                US$73.50 in cash

Dividends                       Holders of record of UBS shares as at
                                9-30-2000 will receive a pro rata interim 2000 dividend All shareholders (including new shares issued) will receive a 3-month pro rata
                                2000 dividend

                                                                       Total
Fully diluted scenario                                                (US$bn)
------------------------------------------------------------------------------

Consideration(1)                                                        12.4

Value of 42.3m new shares issued(2)                                      6.2

Cash/senior debt                                                         4.7

Financing through Tier 1 preference                                      1.5
shares
==============================================================================

Notes:

1    Assuming all options exercised

2    Assumed @ CHF240 (US$146) per share


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                                  [Slide 39]

------------------------------------------------------------------------------

US$m pre-tax
==============================================================================
Total incentive costs           875 Stock and cash set aside for key
                                    PaineWebber professionals (over 3 years)

Total restructuring costs       400 Mainly relating to US integration

Annual synergies                425 Approximately 55% revenue, 45% costs
                                    Phased 50% 2001, 100% 2002

Annual utilization of NOLs      100
==============================================================================

Note:   Assumed tax rate is 35%


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                                  [Slide 40]

Synergies -- increasing revenues
------------------------------------------------------------------------------

o Increased sales of equity/fixed income products (including structured products and derivatives) through the PaineWebber distribution system

o Unique global distribution capabilities and broader research coverage will lead to more mandates for global securities offerings

o Leveraging UBS' private banking products to the high net worth clients of PaineWebber

o Development of new private banking products for distribution through both UBS' and PaineWebber's networks


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 41]

Synergies -- reducing costs
------------------------------------------------------------------------------

o    Reduction of financing costs of PaineWebber, benefiting from UBS' ratings

o    Additional benefits through UBS' central treasury approach

o    Opportunity to accelerate utilization of UBS' NOLs

o Cost savings in vendor management, procurement and some overlap in operations

o    Combined investment spending in e-services


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                                  [Slide 42]

Financial analysis
------------------------------------------------------------------------------

o    Premium of 47% over PaineWebber's closing price of $49.9375 on July 10,
     2000

o    2000E fully diluted P/E multiple of 18.1x(1)

o    Cash EPS accretive in 2001 and growing thereafter

o Return on investment already exceeds weighted average cost of financing of 6.4% in 2002

o    Return on invested equity significantly exceeds cost of group equity in
     2002

Note:

1    IBES consensus estimates of $4.09 per share


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                                  [Slide 43]

Positioned for higher market rating
------------------------------------------------------------------------------

Multiples(1) at 1 May 1998                        Multiples(2) at 10 July 2000

[GRAPHIC OMITTED]                                    [GRAPHIC OMITTED]




Notes:
1        Based on 1998 estimated earnings
2        Based on 2000 estimated earnings


o    Global reach and scale

o Combining premium content with private client and institutional distribution


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                                  [Slide 44]

Impact on BIS Tier 1 capital ratio
------------------------------------------------------------------------------


o UBS views strong capitalization and ratings as core to its value proposition


[GRAPHIC OMITTED, SEE PDF FILE]




o    Our ratings remain unaffected


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 45]

Shared vision
------------------------------------------------------------------------------

Marcel Ospel
Chief Executive Officer, UBS AG

Donald Marron
Chairman and Chief Executive Officer, Paine Webber Group Inc.
Chairman Designate, UBS North America



[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 46]

------------------------------------------------------------------------------

     "-----------------------------------------------------------------------

     Over the past 10 years, we have established PaineWebber as a leading provider of financial advisory services to the fastest growing segment of the world's largest market - affluent investors in the United States.

     We are confident that these clients will increasingly seek the diversified product range of a global financial services business and believe that our merger with UBS will result in a powerful combination well- positioned to meet those needs. Equally important, the blending of these two dynamic organizations will provide exciting opportunities for PaineWebber employees.

     This is the right merger, with the right partner, at the right time.

     -----------------------------------------------------------------------"

                                                              Donald B. Marron
                                                 Chairman and CEO, PaineWebber


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                                  [Slide 47]

------------------------------------------------------------------------------

     "-----------------------------------------------------------------------

     This deal is great news for the clients, employees and shareholders of both UBS and PaineWebber. The combination of UBS' international reach and product range with PaineWebber's leading position in the US market for affluent and high net-worth individuals will create a global investment services powerhouse.

     We are delighted that PaineWebber's Board and executive management as well as General Electric and Yasuda Mutual Life share our vision for the future and look forward to welcoming PaineWebber into the UBS Group.

     -----------------------------------------------------------------------"

                                                              Donald B. Marron
                                                 Chairman and CEO, PaineWebber


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 48]

------------------------------------------------------------------------------

     "-----------------------------------------------------------------------

     As major shareowners of PaineWebber for five and a half years, we've watched Donald Marron lead the firm to deliver earnings growth of over 30% per year. Equally impressive has been their growth in client assets from less than $150 billion to almost $500 billion.

     We're pleased with the merger of PaineWebber and UBS, which adds to the strong global franchise UBS enjoys today, and dramatically increases its US presence.

     -----------------------------------------------------------------------"

                                                            John F. Welch, Jr.
                                            Chairman and CEO, General Electric


[GRAPHICS OMITTED]                                     [GRAPHIC OMITTED]


                                  [Slide 49]

Further information about proxy materials
------------------------------------------------------------------------------

UBS and PaineWebber will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by UBS will be available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich. Documents filed with the SEC by PaineWebber will be available free of charge from Assistant Secretary, Geraldine Banyai, 1285 Ave of the Americas, New York, New York 10019.

PaineWebber and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of PaineWebber in favor of the merger. The directors and executive officers of PaineWebber include the following: D. B. Marron; M. Alexander; S. P. Baum; E.
G. Bewkes, Jr.; R. Braun; R. A. Dolan; F. P. Doyle; J. T. Fadden; J. J. Grano;
J. W. Kinnear; R. N. Kiyono; T. A. Levine; R. M. Loeffler; E. Randall III; H. Rossovsky; K. Sekiguchi; R. H. Silver; M. B. Sutton; and J. R. Torell. Collectively, as of February 4, 2000, the directors and executive officers of PaineWebber may be deemed to beneficially own approximately 4.8% of the outstanding shares of PaineWebber common stock. Security holders of PaineWebber may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


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                                  [Slide 50]

Appendix
------------------------------------------------------------------------------




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                                  [Slide 51]

PaineWebber business groups
------------------------------------------------------------------------------

o    Private Client Group
     -- Domestic network of 385 branches, 8,554 financial advisors, more than 2.5 million customers
     -- Provides securities, options, futures, wrap-fee products, insurance products to individual clients
     -- Includes Municipal Securities Group which structures, sells and trades tax-effective issues for municipal and public agency clients (ranked #2 in the US)

o    Asset Management Group
     -- Trades as Mitchell Hutchins Asset Management and DSI International Management
     -- Provides advisory and fund management services to mutual funds, institutions, pension funds, endowment funds, individuals and trusts
     --   Third-party AuM at June 30, 2000 is US$73 billion

o    Transaction Services Group
     --   Provides execution and clearing services to correspondent
          broker-dealers
     --   Includes stock lending products


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                                  [Slide 52]

------------------------------------------------------------------------------
o    Capital Markets Group

     --   Research

          -- Provides investment advice to individual and institutional investors

          --   Covers approximately 800 companies in 52 industries

          -- Consistently ranked in top 10 by US institutional investor surveys

     --   Fixed Income

          -- Sales and trading of fixed income products for domestic and international clients

          -- Significant market share in mortgaged-backed and asset-backed securities

     --   Equities

          --   Sales and trading of listed and OTC securities

     --   Commercial Real Estate

          -- Full range of capital market services provided to real estate clients

     --   Investment Banking

          -- Provides corporate finance, M&A and corporate services to targeted industry groups


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                                  [Slide 53]

PaineWebber target segments
------------------------------------------------------------------------------

o    Core Affluent Investors--households with >US$500k of investable assets

     --   Growth potential of 18% p.a.

     --   Looking to secure retirement

     -- Aggressively applying technology to provide required level of service

o    Penta-Millionaires--"PaineWebber Vantage"

     --   Strong growth potential in excess of 25% p.a.

     --   Frequently small business owners

     --   Expert wealth management counseling

     --   Private equity and alternative investments

     --   Advice on charitable donations

o    Core Affluent Seniors--"PaineWebber Best
Years"

     --   Important market with more modest growth potential at 9% p.a.

     --   Estate planning, trusts and long-term care insurance

     --   Tax-advantaged instruments


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                                  [Slide 54]

Organization description
------------------------------------------------------------------------------

o    PaineWebber will be integrated into the UBS Warburg business group of UBS

o PaineWebber's Private Client group will absorb the existing UBS Warburg Private Clients business unit and e-services initiative

     -- PaineWebber will be responsible for all UBS's onshore Private Client services globally, outside Switzerland

o PaineWebber's Asset Management group will remain together with the Private Client group in order to retain their close links

o PaineWebber's Capital Markets group will be fully integrated into UBS Warburg's Corporate & Institutional Clients business unit

o UBS Capital, UBS Switzerland, UBS Asset Management and UBS Corporate Center will be unaffected

o On an ongoing basis, segment reporting for UBS Warburg will continue to be split into four units

     -- Corporate & Institutional Clients, UBS Capital, Private Clients and Asset Management, and e- services


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                                  [Slide 55]

UBS organization
------------------------------------------------------------------------------

                                   UBS GROUP


UBS Switerland                UBS Asset                  UBS Warburg
                             Management

Private Banking             Institutional               Corporate and
                                Asset                   Institutional
                             Management                    clients

Private &                    Investment                Private Clients
Corporate                       Funds
Clients
                                 GAM                     e-services
                                                       Private Equity


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                                  [Slide 56]